18 November 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 44,605 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1349.3447 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 92,349,257 ordinary shares in treasury, and has 1,085,418,699 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 28,469,477 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 33,405 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €14.8990 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 82,604,448 ordinary shares in treasury, and has 967,083,982 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 25,491,054 shares.